Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited

Reports First Quarter of 2021 Financial Results

•	A total of 6,881 hotels or 662,512 hotel rooms in operation as of March 31, 2021.

•	Hotel turnover[1] increased 66.3% year-over-year to RMB8.2 billion for the first quarter. Excluding Steigenberger Hotels AG and its subsidiaries (“DH”), hotel turnover increased 113.4% year-over-year for the first quarter.

•	Net revenues increased 15.6% year-over-year to RMB2.3 billion (US$355 million)[2] for the first quarter, better than revenue guidance previously announced of 8% to 10%. Excluding DH, net revenues for the first quarter increased 68.8% year-over-year, better than revenue guidance previously announced of 61% to 63%.

•	Net loss attributable to Huazhu Group Limited was RMB248 million (US$38 million) for the first quarter of 2021, compared with a RMB2.1 billion loss for the first quarter of 2020 and net income attributable to Huazhu Group Limited of RMB703 million in the previous quarter. Net income attributable to Huazhu Group Limited from Legacy-Huazhu was RMB53 million for the first quarter of 2021.

•	Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the first quarter of 2021 was RMB451 million (US$70 million), compared with RMB1.1 billion for the first quarter of 2020. Adjusted net loss attributable to Huazhu Group Limited (non-GAAP) from Legacy-Huazhu for the first quarter of 2021 was RMB150 million.

•	EBITDA (non-GAAP) for the first quarter of 2021 was RMB70 million (US$11 million), compared with negative RMB1.7 billion for the first quarter of 2020. EBITDA from Legacy-Huazhu (non-GAAP) was RMB410 million for the first quarter of 2021, compared with negative RMB1.7 billion for the first quarter of 2020.

•	Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) was negative RMB133 million (US$21 million) for the first quarter of 2021. Adjusted EBITDA from Legacy-Huazhu (non-GAAP) was RMB207 million for the first quarter of 2021.

•	In the second quarter of 2021, Huazhu expects net revenues growth to be in the range of 87% -89% compared to the second quarter of 2020, or 90%-92% if excluding DH. To provide a more meaningful guidance excluding the impact of COVID-19, Huazhu expects net revenue growth to be in the range of 27%-29% compared to pre-COVID-19 results in the second quarter of 2019, or 20%-22% if excluding DH.

[1]	Hotel turnover refers to total transaction value of room and non-room revenues from Huazhu hotels (i.e., leased and operated, manachised and franchised hotels).
[2]	The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB6.5518 on March 31, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

Shanghai, China, May 25, 2021 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “the Company”, “we” or “our”), a world-leading hotel group, today announced its unaudited financial results for the first quarter ended March 31, 2021.

As of March 31, 2021, Huazhu’s worldwide hotel network in operation totaled 6,881 hotels and 662,512 rooms, including 120 hotels from DH. During the first quarter of 2021, our Legacy-Huazhu3 business opened 209 hotels, including 2 leased (or leased-and-operated) hotels and 207 manachised (or franchised-and-managed) hotels and franchised hotels, and closed a total of 117 hotels, including 19 leased hotels and 98 manachised and franchised hotels. During the first quarter of 2021, the Legacy-DH4 business opened 1 leased hotels and closed 1 manachised and franchised hotel. As of March 31, 2021, Huazhu had a total of 2,649 unopened hotels in the pipeline, including 2,608 hotels from the Legacy-Huazhu business and 41 hotels from the Legacy-DH business.

Legacy-Huazhu Only – First Quarter of 2021 Operational Highlights

As of March 31, 2021, Legacy-Huazhu had 6,761 hotels in operation, including 664 leased and owned hotels, and 6,097 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 638,619 hotel rooms in operation, including 89,901 under the lease and ownership model, and 548,718 under the manachise and franchise models. Legacy-Huazhu also had 2,608 hotels in the pipeline, including 19 leased and owned hotels and 2,589 manachised and franchised hotels. The following discusses Legacy-Huazhu’s RevPAR, average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels (excluding hotels under governmental requisition) for the periods indicated.

•	The ADR was RMB209 in the first quarter of 2021, compared with RMB189 in the first quarter of 2020, RMB231 in the previous quarter, and RMB221 in the first quarter of 2019.

•	The occupancy rate for all Legacy-Huazhu hotels in operation was 66.2% in the first quarter of 2021, compared with 46.7% in the first quarter of 2020, 80.6% in the previous quarter, and 80.6% in the first quarter of 2019.

•	Blended RevPAR was RMB138 in the first quarter of 2021, compared with RMB88 in the first quarter of 2020, RMB186 in the previous quarter, and RMB178 in the first quarter of 2019.

•	For all Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB138 for the first quarter of 2021, representing a 50.2% increase from RMB92 for the first quarter of 2020, with a 7.6% increase in ADR and a 19.2-percentage-point increase in occupancy rate; comparing the first quarter of 2021 with the pre-COVID-19 first quarter of 2019, RevPAR represented a 29.9% decrease from RMB187 for the first quarter of 2019, with a 12.6% decrease in ADR, and a 16.6-percentage-point decrease in occupancy rate.

[3]	Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.
[4]	Legacy-DH refers to DH.

Legacy-DH Only – First Quarter of 2021 Operational Highlights

As of March 31, 2021, Legacy-DH had 120 hotels in operation, including 73 leased and owned hotels and 47 manachised hotels and franchised hotels. In addition, as of the same date, Legacy-DH had 23,893 hotel rooms in operation, including 13,527 under the lease and ownership model and 10,366 under the manachise and franchise models. Legacy-DH also had 41 hotels in the pipeline, including 27 leased and owned hotels and 14 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

•	The ADR was EUR69 in the first quarter of 2021, compared with EUR89 in the first quarter of 2020 and EUR76 in the previous quarter.

•	The occupancy rate for all Legacy-DH hotels in operation was 18.8% in the first quarter of 2021, compared with 51.7% in the first quarter of 2020 and 22.5% in the previous quarter.

•	Blended RevPAR was EUR13 in the first quarter of 2021, compared with EUR46 in the first quarter of 2020 and EUR17 in the previous quarter.

Ji Qi, Founder, Executive Chairman and CEO of Huazhu commented: “Despite the COVID-19 resurgence and ‘stay local’ guidance pressuring our RevPAR recovery in January and February, we are very pleased to see the recovery quickly resumed since later March at an even stronger pace. Our April RevPAR recovered to the same pre-COVID-19 level of 2019, and RevPAR over the Labor Day holiday in China recorded an increase of over 25% as compared with the same period of 2019. We believe that both strong business and leisure demand will continue to drive the future recovery. For our European operations, although the business remains under pressure due to COVID-19, we see that the German government is gradually relaxing the travelling restrictions with certain conditions. We expect to see gradual recovery starting from this summer along with the progress of vaccination campaigns.”

First Quarter of 2021 Financial Results

In the first quarter of 2021, both the Legacy-Huazhu business and Legacy-DH businesses were negatively affected by the COVID-19 pandemic.

(RMB in millions)	Q1 2020	Q4 2020	Q1 2021
Revenues:
Leased and owned hotels	1,516	2,024	1,398
Manachised and franchised hotels	465	999	897
Others	32	48	32
Net revenues	2,013	3,071	2,327

Net revenues for the first quarter of 2021 were RMB2.3 billion (US$355 million), representing a 15.6% year-over-year increase and a 24.2% sequential decrease. Excluding DH, our net revenues for the first quarter of 2021 were RMB2.2 billion, representing a 68.8% year-over-year increase. Both net revenues from our Legacy-Huazhu business and net revenues from the Legacy-DH business were better than our revenue guidance. For the Legacy-Huazhu business, the RevPAR recovery in March was much better than our expectation, with the RevPAR recovering to 95% of the same period in 2019.

Net revenues from leased and owned hotels for the first quarter of 2021 were RMB1.4 billion (US$213 million), representing a 7.8% year-over-year decrease and a 30.9% sequential decrease. Excluding DH, our net revenues from leased and owned hotels for the first quarter of 2021 were RMB1.3 billion, representing a 55.5% year-over-year increase.

Net revenues from manachised and franchised hotels for the first quarter of 2021 were RMB897 million (US$137 million), representing a 92.9% year-over-year increase and a 10.2% sequential decrease. Excluding DH, our net revenues from manachised and franchised hotels for the first quarter of 2021 were RMB892 million, representing a 96.0% year-over-year increase.

Other revenues represent revenues generated from businesses other than our hotel operations, which mainly include revenues from the provision of IT products and services to hotels, and revenues from Huazhu Mall™ and other revenues from the Legacy-DH business, totaling RMB32 million (US$5 million) in the first quarter of 2021, compared to RMB32 million in the first quarter of 2020 and RMB48 million in the previous quarter.

(RMB in millions)	Q1 2020	Q4 2020	Q1 2021
Operating costs and expenses:
Hotel operating costs	2,377	2,748	2,463
Other operating costs	8	22	12
Selling and marketing expenses	146	181	107
General and administrative expenses	316	336	328
Pre-opening expenses	111	36	21
Total operating costs and expenses	2,958	3,323	2,931

Hotel operating costs for the first quarter of 2021 were RMB2.5 billion (US$375 million), compared to RMB2.4 billion in the first quarter of 2020 and RMB2.7 billion in the previous quarter. Excluding DH, hotel operating costs for the first quarter of 2021 were RMB2.0 billion, which represented 92.8% of the quarter’s net revenues, compared to 129.7% for the first quarter in 2020 and 73.4% for the previous quarter.

Selling and marketing expenses for the first quarter of 2021 were RMB107 million (US$16 million), compared to RMB146 million in the first quarter of 2020 and RMB181 million in the previous quarter. Excluding DH, selling and marketing expenses for the first quarter of 2021 were RMB72 million, which represented 3.3% of the quarter’s net revenues, compared to RMB65 million or 5.0% of net revenues for the first quarter in 2020, and RMB149 million or 5.3% of net revenues for the previous quarter.

General and administrative expenses for the first quarter of 2021 were RMB328 million (US$50 million), compared to RMB316 million in the first quarter of 2020 and RMB336 million in the previous quarter. Excluding DH, general and administrative expenses for the first quarter of 2021 were RMB255 million, which represented 11.7% of the quarter’s net revenues, compared to RMB226 million or 17.5% for the first quarter in 2020 and RMB257 million or 9.1% for the previous quarter.

Pre-opening expenses for the first quarter of 2021 were mostly related to Legacy-Huazhu totaling RMB21 million (US$3 million), compared to RMB111 million in the first quarter of 2020 and RMB36 million in the previous quarter.

Other operating income, net for the first quarter of 2021 was RMB29 million (US$4 million), compared to RMB88 million in the first quarter of 2020 and RMB118 million in the previous quarter.

Loss from operations for the first quarter of 2021 was RMB575 million (US$87 million), compared to a loss of RMB857 million in the first quarter of 2020 and a loss of RMB134 million in the previous quarter. Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the first quarter of 2021 was RMB540 million (US$82 million), compared to RMB828 million in the first quarter of 2020 and RMB112 million in the previous quarter. Excluding DH, our loss from operations for the first quarter of 2021 was RMB172 million, compared to RMB731 million in the first quarter of 2020 and income from operations of RMB315 million in the previous quarter.

Operating margin, defined as income from operations as a percentage of net revenues, for the first quarter of 2021, was a negative 24.7%. Excluding DH, the operating margin for the first quarter of 2021 was a negative 7.9%, compared with a negative 56.8% in the first quarter of 2020 and a positive 11.2% in the previous quarter.

Other income, net for the first quarter of 2021 was RMB262 million (US$39 million), compared to a negative RMB102 million for the first quarter of 2020 and a negative RMB8 million for the previous quarter. The increase in other income, net was mainly due to gains from selling AccorHotels shares.

Unrealized gains from fair value changes of equity securities for the first quarter of 2021 was RMB238 million (US$37 million), compared to a negative RMB1.0 billion in the first quarter of 2020 and a positive RMB733 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax benefit for the first quarter of 2021 was RMB122 million (US$19 million), compared to RMB30 million in the same period of 2020 and RMB66 million in the previous quarter.

Net loss attributable to Huazhu Group Limited for the first quarter of 2021 was RMB248 million (US$38 million), compared to a net loss of RMB2.1 billion in the first quarter of 2020 and net income attributable to Huazhu Group Limited of RMB703 million in the previous quarter. Excluding share-based compensation expenses and the unrealized gains (losses) from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the first quarter of 2021 was RMB451 million (US$70 million), compared to RMB1.1 billion in the first quarter of 2020 and RMB8 million in the previous quarter. Excluding DH, the net income attributable to Huazhu Group Limited for the first quarter of 2021 was RMB53 million, compared to a net loss attributable to Huazhu Group Limited of RMB2.0 billion in the first quarter of 2020 and net income attributable to Huazhu Group Limited of RMB1.0 billion in the previous quarter. Excluding DH, the adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the first quarter of 2021 was RMB150 million, compared with RMB981 million in the first quarter of 2020 and an adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB300 million in the previous quarter.

Basic and diluted losses per share/American depositary share (ADS). For the first quarter of 2021, basic and diluted losses per share were RMB0.80 (US$0.12). Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted losses per share (non-GAAP) were RMB1.45 (US$0.22).

EBITDA (non-GAAP) for the first quarter of 2021 was RMB70 million (US$11 million), compared with a negative RMB1.7 billion in the first quarter of 2020 and a positive RMB1.1 billion in the previous quarter. Excluding DH, the EBITDA (non-GAAP) for the first quarter of 2021 was RMB410 million, compared with a negative RMB1.7 billion in the first quarter of 2020 and RMB1.5 billion in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the first quarter of 2021 was a negative RMB133 million (US$21 million), compared with a negative RMB704 million in the first quarter of 2020 and a positive RMB375 million in the previous quarter. Excluding DH, the adjusted EBITDA (non-GAAP) for the first quarter of 2021 was RMB207 million, compared with a negative RMB631 million in the first quarter of 2020 and a positive RMB764 million in the previous quarter.

Cash flow. Operating cash outflow for the first quarter of 2021 was a RMB957 million (US$147 million). Investing cash inflow for the first quarter of 2021 was RMB714 million (US$110 million). Financing cash outflow for the first quarter of 2021 was RMB1.0 billion (US$152 million).

Cash and cash equivalents and Restricted cash. As of March 31, 2021, the Company had a total balance of cash and cash equivalents of RMB5.7 billion (US$877 million) and restricted cash of RMB58 million (US$9 million).

Debt financing. As of March 31, 2021, the Company had a total debt balance of RMB11.0 billion (US$1.7 billion) and the unutilized credit facility available to the Company was RMB6.6 billion.

COVID-19 update

Due to a COVID-19 resurgence in Shanghai, Beijing and Hebei Province and the “stay local” guidance prior to the Chinese New Year holiday (CNY), Legacy-Huazhu RevPAR in January and February 2021 recovered to 74% and 56% of 2019 pre-COVID-19 levels, respectively. Our hotel openings were also negatively impacted by the resurgence of COVID-19 during the first quarter of 2021. However, our performance started to recover steadily again post the Chinese New Year holiday. Particularly, after the National People’s Congress and the Chinese People’s Political Consultative Conference during the first week of March, the Chinese government further eased travel restrictions which were eased beginning March 16, 2021. After that date, we saw strong recovery in hotel demand in the Beijing area, followed by other major tier 1 cities. Our Legacy-Huazhu RevPAR in March 2021 recovered to 95% of 2019, mainly driven by the strong recovery of business demand. In April and May, this recovery trend continued. Our Legacy-Huazhu RevPAR during the Tomb Sweeping holiday recovered to 96% of the same period of 2019, and our RevPAR during the Labor holiday in China recovered to 125% of the same period of 2019, which demonstrated a strong recovery of leisure demand.

DH suffered from the lockdown policy in Germany due to the second and third wave of the COVID-19 pandemic in European countries since later last year. The lockdown period in Germany has been extended several times and still continues but with some relaxation in this policy depending on local vaccination processes. European countries began their vaccination process in December 2020. As of May 22nd, 2021, about 40% of Germans have received at least one shot of vaccine. DH is continuing to take further cost reduction and cash flow measures, such as negotiating with landlords to reduce rental costs, reducing or eliminating discretionary corporate spending and capital expenditures, etc. However, the impact of the extension of lockdown should be partially offset by extension of the scope and duration of European government subsidy programs.

Acquisition of CitiGO

In May 2021, Huazhu completed the acquisition of CitiGO for a total consideration of RMB750 million enterprise value. Established in China in 2017, CitiCO had a total of 28 hotels in operation as of May 1st, 2021. The acquisition of CitiGO, which is known for its boutique design and distinct lodging experiences, is expected to further enrich Huazhu’s leisure and lifestyle brand portfolio.

Guidance

COVID-19 resurgence in January and February 2021 slowed down our hotel opening plan in the first quarter. In addition to that, we further emphasis on our quality hotels expansion strategy with revising down our non-standardized brand opening plan for the year. Therefore, we lowered our total gross opening target in 2021 from 1,800-2,000 hotels to 1,600-1,800 hotels. Moreover, due to the prolonged lockdown period in Germany, we also lowered our full year revenue growth guidance to be in range of 44%-48% compared to 2020, or 31%-35% growth compared to 2019, from previous guidance of 50%-54% growth compared to 2020, or 36%-40% growth compared to 2019. However, our revenue guidance for Legacy-Huazhu remain unchanged at 50-54% growth compared to 2020, or 15-19% growth compared to 2019.

In the second quarter of 2021, Huazhu expects net revenue growth to be in the range of 87%-89% compared to the second quarter of 2020, or 90%-92% if excluding DH. To provide a more meaningful guidance excluding the impact of COVID-19, Huazhu expects net revenue growth to be in the range of 27%-29% compared to the pre-COVID-19 results in the second quarter of 2019,or 20%-22% if excluding DH.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host a conference call beginning at 9:00 a.m. Hong Kong time on Wednesday, May 26, 2021 (or 9:00 p.m. U.S. Eastern time on Tuesday, May 25, 2021) following the announcement of the results. The conference call will be a Direct Event call. All participants must preregister online prior to the call. Please use the link http://apac.directeventreg.com/registration/event/1598819  to complete the online registration at least 15 minutes prior to the commencement of the conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode, followed by your unique registrant ID, and you will be joined to the conference promptly. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through June 2, 2021. Please dial +1 (855) 452 5696 (for callers in the US), 400 632 2162 (for callers in mainland China), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside the U.S., mainland China and Hong Kong) and enter the passcode 1598819.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. GAAP, the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the SEC: hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; and adjusted EBITDA margin; adjusted net income (loss) attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from Legacy-Huazhu; EBITDA from Legacy-Huazhu; adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities from Legacy-Huazhu. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparisons of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding its reported results or evaluating its economic performance of its businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes adjusted EBITDA more closely reflects the performance capability of hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of March 31, 2021, Huazhu operated 6,881 hotels with 662,512 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, and Ni Hao Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2021, Huazhu operates 16 percent of its hotel rooms under lease and ownership model, and 84 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2020	March 31, 2021
	RMB	RMB	US$
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	7,026	5,745	877
Restricted cash	64	58	9
Short-term investments measured at fair value	3,903	2,972	454
Accounts receivable, net	404	426	65
Loan receivables, net	304	287	44
Amounts due from related parties	178	163	25
Inventories	89	86	13
Other current assets, net	914	851	129
Total current assets	12,882	10,588	1,616

Property and equipment, net	6,682	6,659	1,016
Intangible assets, net	5,945	5,770	881
Operating lease right-of-use assets	28,980	28,631	4,369
Finance lease right-of-use assets	2,041	1,940	296
Land use rights, net	213	211	32
Long-term investments	1,923	1,932	295
Goodwill	4,988	4,900	748
Loan receivables, net	135	115	18
Other assets, net	743	748	114
Deferred tax assets	623	711	109
Total assets	65,155	62,205	9,494

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,142	921	140
Accounts payable	1,241	901	137
Amounts due to related parties	132	119	18
Salary and welfare payables	526	403	61
Deferred revenue	1,272	1,310	200
Operating lease liabilities, current	3,406	3,362	515
Finance lease liabilities, current	31	33	5
Accrued expenses and other current liabilities	2,440	1,905	291
Income tax payable	339	222	34
Total current liabilities	10,529	9,176	1,401

Long-term debt	10,856	10,043	1,533
Operating lease liabilities, noncurrent	27,048	26,703	4,076

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2020	March 31, 2021
	RMB	RMB	US$
	(in millions)
Finance lease liabilities, noncurrent	2,497	2,388	364
Deferred revenue	662	663	101
Other long-term liabilities	771	791	120
Deferred tax liabilities	1,181	1,124	172
Retirement benefit obligations	179	172	26
Total liabilities	53,723	51,060	7,793

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(16)
Additional paid-in capital	9,808	9,841	1,502
Retained earnings	1,502	1,254	191
Accumulated other comprehensive income (loss)	127	72	11
Total Huazhu Group Limited shareholders' equity	11,330	11,060	1,688
Noncontrolling interest	102	85	13
Total equity	11,432	11,145	1,701
Total liabilities and equity	65,155	62,205	9,494

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	1,516	2,024	1,398	213
Manachised and franchised hotels	465	999	897	137
Others	32	48	32	5
Net revenues	2,013	3,071	2,327	355

Operating costs and expenses:
Hotel operating costs:
Rents	(866)	(929)	(945)	(144)
Utilities	(132)	(120)	(140)	(21)
Personnel costs	(643)	(738)	(630)	(96)
Depreciation and amortization	(311)	(348)	(340)	(52)
Consumables, food and beverage	(191)	(257)	(180)	(27)
Others	(234)	(356)	(228)	(35)
Total hotel operating costs	(2,377)	(2,748)	(2,463)	(375)
Other operating costs	(8)	(22)	(12)	(2)
Selling and marketing expenses	(146)	(181)	(107)	(16)
General and administrative expenses	(316)	(336)	(328)	(50)
Pre-opening expenses	(111)	(36)	(21)	(3)
Total operating costs and expenses	(2,958)	(3,323)	(2,931)	(446)
Other operating income (expense), net	88	118	29	4
Income (Losses) from operations	(857)	(134)	(575)	(87)
Interest income	29	33	22	3
Interest expense	(137)	(118)	(110)	(17)
Other (expense) income, net	(102)	(8)	262	39
Unrealized gains (losses) from fair value changes of equity securities	(1,003)	733	238	37
Foreign exchange gain (loss)	(58)	151	(197)	(30)
Income (Loss) before income taxes	(2,128)	657	(360)	(55)
Income tax (expense) benefit	30	66	122	19
Gain (Loss) from equity method investments	(60)	(11)	(20)	(3)
Net income (loss)	(2,158)	712	(258)	(39)
Net (income) loss attributable to noncontrolling interest	23	(9)	10	1
Net income (loss) attributable to Huazhu Group Limited	(2,135)	703	(248)	(38)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	3	(27)	-	-
Foreign currency translation adjustments, net of tax	(67)	(8)	(55)	(8)
Comprehensive income (loss)	(2,222)	677	(313)	(47)
Comprehensive (income) loss attributable to noncontrolling interest	23	(9)	10	1
Comprehensive income (loss) attributable to Huazhu Group Limited	(2,199)	668	(303)	(46)

Earnings (Losses) per share/ADS:
Basic	(7.46)	2.27	(0.80)	(0.12)
Diluted	(7.46)	2.16	(0.80)	(0.12)

Weighted average number of shares used in computation:
Basic	286,013,704	309,752,462	310,943,247	310,943,247
Diluted	286,013,704	326,326,640	310,943,247	310,943,247

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	(2,158)	712	(258)	(39)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	29	22	35	5
Depreciation and amortization, and other	336	384	366	56
Impairment loss	102	138	-	-
Loss from equity method investments, net of dividends	60	38	20	3
Investment (income) loss	1,088	(881)	(264)	(40)
Changes in operating assets and liabilities	(1,275)	380	(717)	(109)
Other	472	(489)	(139)	(23)
Net cash provided by (used in) operating activities	(1,346)	304	(957)	(147)

Investing activities:
Capital expenditures	(484)	(501)	(550)	(84)
Acquisitions, net of cash received	(5,056)	(1)	-	-
Purchase of investments	-	(71)	(35)	(5)
Proceeds from maturity/sale of investments	336	12	1,256	192
Loan advances	(58)	(15)	(22)	(3)
Loan collections	24	60	63	10
Other	3	1	2	0
Net cash provided by (used in) investing activities	(5,235)	(515)	714	110

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	0	774	1	0
Proceeds from debt	836	311	1,519	232
Repayment of debt	(4,023)	(1,410)	(2,472)	(377)
Dividend paid	(677)	-	-	-
Other	(29)	(85)	(48)	(7)
Net cash provided by (used in) financing activities	(3,893)	(410)	(1,000)	(152)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(50)	(189)	(44)	(7)
Net increase (decrease) in cash, cash equivalents and restricted cash	(10,524)	(810)	(1,287)	(196)
Cash, cash equivalents and restricted cash at the beginning of the period	13,999	7,900	7,090	1,082
Cash, cash equivalents and restricted cash at the end of the period	3,475	7,090	5,803	886

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2021
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,463	105.8%	10	0.4%	2,453	105.4%
Other operating costs	12	0.5%	-	0.0%	12	0.5%
Selling and marketing expenses	107	4.6%	1	0.0%	106	4.6%
General and administrative expenses	328	14.1%	24	1.0%	304	13.1%
Pre-opening expenses	21	0.9%	-	0.0%	21	0.9%
Total operating costs and expenses	2,931	125.9%	35	1.4%	2,896	124.5%
Income (Loss) from operations	(575)	-24.7%	35	1.4%	(540)	-23.3%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended March 31, 2021
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	375	105.8%	2	0.4%	373	105.4%
Other operating costs	2	0.5%	-	0.0%	2	0.5%
Selling and marketing expenses	16	4.6%	0	0.0%	16	4.6%
General and administrative expenses	50	14.1%	3	1.0%	47	13.1%
Pre-opening expenses	3	0.9%	-	0.0%	3	0.9%
Total operating costs and expenses	446	125.9%	5	1.4%	441	124.5%
Income (Loss) from operations	(87)	-24.7%	5	1.4%	(82)	-23.3%

	Quarter Ended December 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,748	89.5%	10	0.3%	2,738	89.2%
Other operating costs	22	0.7%	-	0.0%	22	0.7%
Selling and marketing expenses	181	5.9%	1	0.0%	180	5.9%
General and administrative expenses	336	10.9%	11	0.4%	325	10.5%
Pre-opening expenses	36	1.2%	-	0.0%	36	1.2%
Total operating costs and expenses	3,323	108.2%	22	0.7%	3,301	107.5%
Income (Loss) from operations	(134)	-4.4%	22	0.7%	(112)	-3.7%

	Quarter Ended March 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,377	118.1%	10	0.5%	2,367	117.6%
Other operating costs	8	0.4%	-	0.0%	8	0.4%
Selling and marketing expenses	146	7.3%	1	0.0%	145	7.3%
General and administrative expenses	316	15.7%	18	0.9%	298	14.8%
Pre-opening expenses	111	5.5%	-	0.0%	111	5.5%
Total operating costs and expenses	2,958	147.0%	29	1.4%	2,929	145.6%
Income (Loss) from operations	(857)	-42.6%	29	1.4%	(828)	-41.2%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(2,135)	703	(248)	(38)
Share-based compensation expenses	29	22	35	5
Unrealized (gains) losses from fair value changes of equity securities	1,003	(733)	(238)	(37)
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	(1,103)	(8)	(451)	(70)

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	(3.85)	(0.02)	(1.45)	(0.22)
Diluted	(3.85)	(0.02)	(1.45)	(0.22)

Weighted average number of shares used in computation
Basic	286,013,704	309,752,462	310,943,247	310,943,247
Diluted	286,013,704	309,752,462	310,943,247	310,943,247

	Quarter Ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	(2,135)	703	(248)	(38)
Interest income	(29)	(33)	(22)	(3)
Interest expense	137	118	110	17
Income tax expense (benefit)	(30)	(66)	(122)	(19)
Depreciation and amortization	321	364	352	54
EBITDA (non-GAAP)	(1,736)	1,086	70	11
Share-based compensation	29	22	35	5
Unrealized (gains) losses from fair value changes of equity securities	1,003	(733)	(238)	(37)
Adjusted EBITDA (non-GAAP)	(704)	375	(133)	(21)

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q1 2021	Closed (2) in Q1 2021	Net added in Q1 2021	As of March 31, 2021 (3)	As of March 31, 2021
Leased and owned hotels	2	(19)	(17)	664	89,901
Manachised and franchised hotels	207	(98)	109	6,097	548,718
Total	209	(117)	92	6,761	638,619

(1)     Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)     The reasons for hotel closures mainly include non-compliance with our brand standards, operating losses, and property-related issues. In Q1 2021,

we temporarily closed 16 hotels for brand upgrade and business model change purposes.

(3)     As of March 31, 2021, 43 hotels were requisitioned by governmental authorities.

	As of March 31, 2021
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,383	1,269
Leased and owned hotels	422	5
Manachised and franchised hotels	3,961	1,264
Midscale and upscale hotels	2,378	1,339
Leased and owned hotels	242	14
Manachised and franchised hotels	2,136	1,325
Total	6,761	2,608

Operational hotels excluding hotels under requisition

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2020	2020	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	211	272	243	15.6%
Manachised and franchised hotels	184	224	203	10.2%
Blended	189	231	209	10.6%
Occupancy rate (as a percentage)
Leased and owned hotels	43.8%	79.6%	64.0%	20.2	p.p.
Manachised and franchised hotels	47.4%	80.8%	66.6%	19.2	p.p.
Blended	46.7%	80.6%	66.2%	19.5	p.p.
RevPAR (in RMB)
Leased and owned hotels	92	217	156	68.9%
Manachised and franchised hotels	87	181	135	54.9%
Blended	88	186	138	56.7%

	For the quarter ended
	March 31,	March 31,	yoy
	2019	2021	change
Average daily room rate (in RMB)
Leased and owned hotels	258	243	-5.6%
Manachised and franchised hotels	211	203	-3.9%
Blended	221	209	-5.6%
Occupancy rate (as a percentage)
Leased and owned hotels	83.6%	64.0%	-19.6	p.p.
Manachised and franchised hotels	79.8%	66.6%	-13.3	p.p.
Blended	80.6%	66.2%	-14.4	p.p.
RevPAR (in RMB)
Leased and owned hotels	216	156	-27.8%
Manachised and franchised hotels	169	135	-19.9%
Blended	178	138	-22.5%

Same-hotel operational data by class
Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of March 31,		ended March 31,		yoy change	ended March 31,		yoy change	ended March 31,		yoy change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	2,832	2,832	80	113	42.1%	153	160	4.9%	52.0%	70.5%	18.4
Leased and owned hotels	417	417	79	120	50.8%	164	175	7.3%	48.5%	68.2%	19.7
Manachised and franchised hotels	2,415	2,415	80	111	40.0%	150	157	4.4%	53.0%	71.0%	18.1
Midscale and upscale hotels	1,377	1,377	111	176	58.2%	260	278	7.0%	42.7%	63.1%	20.4
Leased and owned hotels	198	198	113	191	68.6%	297	326	9.5%	38.1%	58.7%	20.6
Manachised and franchised hotels	1,179	1,179	110	172	55.6%	251	268	6.6%	44.0%	64.2%	20.2
Total	4,209	4,209	92	138	50.2%	190	204	7.6%	48.4%	67.5%	19.2

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of March 31,		ended March 31,		yoy change	ended March 31,		yoy change	ended March 31,		yoy change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,290	2,290	158	110	-30.0%	181	158	-12.7%	87.1%	69.8%	-17.3
Leased and owned hotels	396	396	175	117	-33.1%	199	173	-13.1%	88.1%	67.9%	-20.2
Manachised and franchised hotels	1,894	1,894	153	109	-29.1%	176	154	-12.4%	86.9%	70.4%	-16.5
Midscale and upscale hotels	842	842	248	174	-30.0%	321	279	-13.0%	77.2%	62.2%	-15.0
Leased and owned hotels	173	173	302	189	-37.4%	381	319	-16.4%	79.1%	59.2%	-19.9
Manachised and franchised hotels	669	669	229	168	-26.5%	299	266	-11.0%	76.5%	63.2%	-13.3
Total	3,132	3,132	187	131	-29.9%	224	195	-12.6%	83.9%	67.3%	-16.6

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
				As of	As of	As of
	Opened in Q1 2021	Closed in Q1 2021	Net added in Q1 2021	March 31, 2021(5)	March 31, 2021	March 31, 2021
Leased hotels	1	-	1	73	13,527	27
Manachised and franchised hotels	-	(1)	(1)	47	10,366	14
Total	1	(1)	-	120	23,893	41
(4) Legacy-DH refers to DH. (5) As of March 31, 2021, a total of 20 DH brand hotels were temporarily closed due to COVID-19.

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2020	2020	2021	change
Average daily room rate (in EUR)
Leased hotels	96.8	78.4	77.9	-19.6%
Manachised and franchised hotels	79.5	73.3	59.0	-25.8%
Blended	89.3	76.3	68.5	-23.3%
Occupancy rate (as a percentage)
Leased hotels	52.6%	20.9%	14.6%	-38.0	p.p.
Managed and franchised hotels	50.4%	25.4%	26.5%	-24.0	p.p.
Blended	51.7%	22.5%	18.8%	-32.8	p.p.
RevPAR (in EUR)
Leased hotels	51.0	16.4	11.4	-77.7%
Managed and franchised hotels	40.1	18.6	15.6	-61.0%
Blended	46.1	17.2	12.9	-72.1%

Hotel Portfolio by Brand

	As of March 31, 2021
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,397	363,494	1,280
HanTing Hotel	2,767	255,385	659
Hi Inn	436	25,228	99
Elan Hotel(6)	972	59,319	468
Ibis Hotel	208	21,901	43
Zleep Hotels	14	1,661	11
Midscale and upscale hotels	2,484	299,018	1,369
Ibis Styles Hotel	70	8,119	26
Starway Hotel	453	38,110	272
JI Hotel	1,137	139,943	577
Orange Hotel	345	38,537	181
Crystal Orange Hotel	121	16,240	69
Manxin Hotel	63	6,155	54
Madison Hotel	25	3,850	43
Mercure Hotel	108	17,846	64
Novotel Hotel	12	3,387	14
Joya Hotel	10	1,842	0
Blossom House	27	1,272	26
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts	49	11,574	9
IntercityHotel(7)	45	7,931	21
MAXX by Steigenberger(8)	5	777	4
Jaz in the City	2	424	2
Other partner hotels	5	1,526	1
Total	6,881	662,512	2,649
(6)     As of March 31, 2021, 9 Ni Hao Hotels were included in the operational hotel total for Elan Hotels and 96 Ni Hao hotels were included in the pipeline total for Elan Hotels.
(7)     As of March 31, 2021, 4 pipeline hotels of IntercityHotel were in China.
(8) As of March 31, 2021, 3 pipeline hotels of MAXX by Steigenberger were in China.